Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PVpallet, Inc.
2495 280th
Montrose, IA 52639
https://www.pvpallet.com

Up to $617,996.78 in Common Stock at $31.31
Minimum Target Amount: $7,483.09

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: PVpallet, Inc.
Address: 2495 280th, Montrose, IA 52639
State of Incorporation: DE
Date Incorporated: November 19, 2020

Terms:

Equity

Offering Minimum: $7,483.09 | 239 shares of Common Stock
Offering Maximum: $617,996.78 | 19,738 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $31.31
Minimum Investment Amount (per investor): $500.96

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

Loyal past investors and customers, your commitment to sustainability and innovation earns you 30% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Efficiency Innovator: Invest $508+ and receive 5% discount on the next order.

Eco Implementer: Invest $1,000+ and receive 2% bonus shares, 10% discount on the next order.

Solar Steward: Invest $5,000+ and receive 5% bonus shares, 10% discount on the next order.

Renewable Pioneer: Invest $10,000+ and receive 10% bonus shares, 10% discount on the next order, exclusive online Q&A session with the CEO, PVpallet Swag.

Sustainability Leader: Invest $25,000+ and receive 15% bonus shares, 10% discount on the next order, exclusive online Q&A session with the CEO, PVpallet Swag.

Visionary Investor: Invest $50,000+ and receive 20% bonus shares, 10% discount on the next order, social post with name recognition, exclusive online Q&A session with the CEO, PVpallet Swag.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

PVPallet, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $31.31 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $3,131. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the highest single bonus they qualify for, plus the Venture Club bonus and the Loyalty Bonus.

The Company and its Business

Company Overview

Company Overview:

PVpallet is a pioneering company dedicated to addressing inefficiencies in the solar industry by providing reusable packaging solutions. Founded in 2019, PVpallet's flagship product, PVpallet Series X, is a reusable pallet specifically engineered for solar panels, made from post-consumer HDPE plastic. By reducing waste, minimizing solar panel breakage, and lowering overall costs, PVpallet supports the solar industry's transition to more sustainable packaging. With an expanding product line that now includes bulk bins, handheld totes, flat pallets, and custom packaging solutions, PVpallet is committed to creating a circular economy within the renewables sector.

Business Model:

PVpallet operates on a revenue-generating business model that focuses on sales of reusable packaging products and logistics services to solar manufacturers, developers, and EPCs. The company's core offering, the PVpallet Series X, generates sales through both direct product purchases and subscription-based logistics services. Additionally, PVpallet offers a turnkey reverse logistics program, PVloop, which tracks, cleans, and refurbishes reusable packaging, ensuring a complete packaging lifecycle solution. The company's long-term strategy includes expanding its product offerings, building out a rental fleet, and scaling up its logistics services to meet increasing demand in the global solar industry.

Intellectual Property:

PVpallet's innovative products are protected by patents, with the Series X pallet system holding a unique position in the market as the only mass-marketed, recyclable, reusable pallet designed specifically for solar modules. The company actively develops proprietary packaging solutions and is working on expanding its patent portfolio to include additional product lines. Furthermore, PVpallet is investing in software development for asset tracking and environmental data analytics, which will further differentiate its offerings in the market and safeguard its intellectual property.

Competitors and Industry

Competitors:

PVpallet is positioned as one of the first companies focused exclusively on reusable packaging solutions within the solar industry. The company's primary competitors include traditional wood pallet manufacturers and general plastic container producers. While wood pallets are currently the industry standard, they lack the durability, sustainability, and reusability of PVpallet's products. Additionally, plastic container manufacturers pose an indirect competitive threat, but PVpallet sets itself apart by offering packaging tailored specifically to the solar industry. With its focus on reducing breakage, improving efficiency, and promoting sustainability, PVpallet stands out from these alternatives.

Industry:

The solar industry is experiencing rapid growth, driven by the increasing demand for renewable energy sources. In the U.S. alone, 32.4 GW of new capacity was installed in 2023, a 51% increase over the previous year. Solar panel manufacturers and installers face significant challenges with single-use packaging, which costs the industry over $1 billion annually due to waste, breakage, and disposal fees. PVpallet addresses these pain points by offering a sustainable, reusable solution that reduces waste and lowers costs. As solar installations continue to grow, PVpallet is well-positioned to capture market share in the packaging sector.

> Current Stage and Roadmap

Current Stage:

PVpallet is currently in a revenue-generating growth phase, having launched its first product, the PVpallet Series X, in 2022. To date, the company has generated $3.5 million in lifetime revenue from 130+ customers, including major industry players like Heliene, Rosendin, and Invenergy. The company has received significant recognition, including grants from the U.S. Department of Energy, and continues to expand its product offerings and customer base. PVpallet is now focused on scaling its reverse logistics program, expanding its rental fleet, and developing new products to meet the needs of the growing solar market.

Future Roadmap:

Over the next few years, PVpallet aims to diversify its product offerings, scale its PVloop reverse logistics program, and further develop its software solutions for asset tracking and environmental data analytics. The company's roadmap includes the commercialization of new pallet designs to accommodate evolving solar module sizes and the expansion of its turnkey logistics services. Additionally, PVpallet plans to establish strategic partnerships, build distribution and cleaning facilities, and expand its global presence in key markets such as Europe, North America, and Australia.

The Team

Officers and Directors

Name: Luke Phelps

Luke Phelps's current primary role is with Vroom Solar, Inc.. Luke Phelps currently services 2-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Co-Founder
  Dates of Service: September, 2020 - Present
  Responsibilities: Luke is a co-founder of PVpallet. As a serial entrepreneur, Luke has a keen ability to hire a solid team. Before leaving operational duties in June 2022 to take over as CEO of Vroom Solar, he made sure the company was set up for success with the team he trusted to take PVpallet to the next level. He now serves as an advisor and board member, providing strategic guidance. He currently holds 24.36% ownership of PVpallet. Luke does not receive salary or further equity compensation from the Company.

Other business experience in the past three years:

- Employer: Vroom Solar, Inc.
  Title: Founder & CEO
  Dates of Service: September, 2020 - Present
  Responsibilities: Luke leads Vroom Solar as the CEO.

Name: Philip Schwarz

Philip Schwarz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, President, Board Member, Secretary
  Dates of Service: November, 2020 - Present
  Responsibilities: Philip is the CEO and manages the overall company operations. Philip also organizes and leads the Board of Directors meetings. Receives an annual salary of $170,400 and holds 130,000 restricted shares (fully vested), 406 common shares, and 40,000 stock options at $1.03 strike (fully vested) in the Company.

Other business experience in the past three years:

- Employer: Patrick Engineering
  Title: Renewable Energy Practice Lead
  Dates of Service: February, 2021 - January, 2022
  Responsibilities: Managed the business and engineering operations of Patrick Engineering's Renewable Energy division.

Name: Ryan Francis

Ryan Francis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Treasurer
  Dates of Service: August, 2023 - Present
  Responsibilities: The CFO is responsible for all finance and accounting activities as well as legal and IT. Ryan also serves as the VP-Treasurer. Receives an annual salary of $120,000 and holds 10,000 shares awarded with a 1 year cliff and 4 year vesting schedule in the Company.

Other business experience in the past three years:

- Employer: Pipe Technologies
  Title: Head of Treasury
  Dates of Service: February, 2022 - March, 2023
  Responsibilities: Responsible for worldwide treasury management and strategic finance for the Fintech.

Other business experience in the past three years:

- Employer: C3 by SBE
  Title: International Treasury Manager
  Dates of Service: October, 2021 - February, 2022
  Responsibilities: Responsible for worldwide treasury and strategic finance for a nightlife and hospitality company.

Name: Eric Engelmann

Eric Engelmann's current primary role is with ISA Ventures. Eric Engelmann currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: Director and investor. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: ISA Ventures
  Title: General Partner
  Dates of Service: October, 2019 - Present
  Responsibilities: Venture Capital Principal

Other business experience in the past three years:

- Employer: Novy, LLC
  Title: Partner
  Dates of Service: November, 2023 - Present
  Responsibilities: Partner

Other business experience in the past three years:

- Employer: The New Bohemian Innovation Collaborative, Inc
  Title: Board Chair
  Dates of Service: August, 2016 - Present
  Responsibilities: Board Chair

Name: Vanessa Benkert

Vanessa Benkert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: Responsible for successfully creating and implementing marketing strategies and brand positioning. Key accomplishments to date include designing/implementing brand structure, executing successful product launch, overhauling website, building case study library, and increasing brand engagement. Receives an annual salary of $130,000 and holds 1,000 common shares (fully vested); 19,000 shares awarded June 23, 2023 with 4-year vesting schedule (25% per year) in the Company.

Other business experience in the past three years:

- Employer: Everley Creative
  Title: President, Owner
  Dates of Service: June, 2015 - Present
  Responsibilities: Proven expertise in developing and executing effective marketing, brand identity, and content strategies. Demonstrated ability to conceptualize designs, craft compelling copy, develop websites, and manage day-to-day operations. A track record of successful client retention showcases strong relationship-building skills and ability to consistently deliver results.

Other business experience in the past three years:

- Employer: Vroom Solar
  Title: Board Member and Marketing Lead
  Dates of Service: April, 2022 - Present
  Responsibilities: Strategic advisor on marketing initiatives, leveraging her expertise to provide insightful guidance and support.

Name: Jeff Mitchell

Jeff Mitchell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: February, 2024 - Present
  Responsibilities: Jeff is responsible for all design, engineering, production and product development activities. Receives an annual salary of $165,000 and holds 15,000 share options awarded on August 1, 2024 with a 4-year vesting schedule (25% per year) in the Company.

Other business experience in the past three years:

- Employer: RPP Containers
  Title: Chief Executive Officer
  Dates of Service: October, 2019 - January, 2024
  Responsibilities: Responsible for strategic direction and day-to-day operations of $26M packaging business

Other business experience in the past three years:

- Employer: RDG Reusables Development Group
  Title: Co-Founder/Partner
  Dates of Service: March, 2022 - Present
  Responsibilities: C-Founder and Partner in a new design and development firm specializing in bulk returnable containers.

Name: Ethan Wollbrink

Ethan Wollbrink's current primary role is with Van Meter Inc. Ethan Wollbrink currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2020 - Present
  Responsibilities: Board member. Does not receive salary or equity compensation from the Company. He is not a part of PVpallet's operational team.

Other business experience in the past three years:

- Employer: Van Meter Inc
  Title: National Solar Sales Manager
  Dates of Service: October, 2012 - Present
  Responsibilities: Responsible for all solar sales and sales personnel for the company.

Name: Josh Polansky

Josh Polansky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Josh is a board member and investor. He does not receive compensation.

Other business experience in the past three years:

- Employer: WWEX Inc
  Title: VP of Expedited Services
  Dates of Service: January, 2023 - July, 2024
  Responsibilities: Run the expedited shipping division (BLX, inc) which was the company that he owned and sold to WWEX.

Other business experience in the past three years:

- Employer: BLX, Inc
  Title: President and owner
  Dates of Service: March, 2015 - January, 2023
  Responsibilities: Founded and grew BLX Inc to 100 full time employees.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependency on Key Customers
PVpallet is dependent on a few key customers for a significant portion of its revenue. If any of these customers were to reduce orders, switch to a competitor, or fail to pay on time, it could significantly impact cash flow and overall financial stability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sun Power, LLC (Luke Phelps)	140,000	Common Stock	20.45%
ISA Ventures Fund, LLLP (General Partner: ISA Ventures Fund GP, LLC)	142,857	Series Seed-1 Preferred Stock	24.96%
ISA Ventures Fund, LLLP (General Partner: ISA Ventures Fund GP, LLC)	27,989	Series Seed-2 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 19,738 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 475,764 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Options

The total amount outstanding includes 95,062 shares to be issued pursuant to Options and RSUs issued.

The total amount outstanding includes 34,032 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering Contain a Voting Proxy

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 142,857 with a total of 142,857 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends:

The Series Seed Preferred will carry an annual 4% cumulative dividend payable as and if declared by the Board of Directors, which shall begin to accrue on the first anniversary of the Initial Closing.

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as outlined in Exhibit F

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise take certain action as outlined in Exhibit F.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described in Exhibit F.

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with provisions in Exhibit F.

Mandatory Conversion:

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering with a price of 5 times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50,000,000 (a "QPO"), or (ii) upon the written consent of the Requisite Holders.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and then, second, Founders and, third, Major Investors will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Major Investors and Founders of shares unsubscribed by the other Major Investors and Founders, subject to customary exceptions for estate planning. Before any such person may sell Common Stock, he will give the Major Investors and Founders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Major Investors and Founders, subject to customary exceptions for estate planning and other de minimis transfers.

VOTING AGREEMENT

Drag Along:

Holders of Preferred Stock and all current and future holders of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders and holders of a majority of the shares of Common Stock (collectively with the Requisite Holders, the "Electing Holders"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Charter, subject to customary limitations.

Series Seed-2 Preferred Stock

The amount of security authorized is 100,000 with a total of 99,990 outstanding.

Voting Rights

One vote per share.

Material Rights

Please review the Preferred Stock material rights listed in Series Seed 1 above.

Series Seed-3 Preferred Stock

The amount of security authorized is 50,000 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

Please review the Preferred Stock material rights listed in Series Seed 1 above.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $802,677.04
  Number of Securities Sold: 35,123
  Use of proceeds: Inventory, working capital, company employment, marketing, research & development, operations
  Date: February 23, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 629
  Use of proceeds: Not applicable
  Date: December 31, 2022
  Offering exemption relied upon: 506(b)

- Name: Series Seed-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,696,855.82
  Number of Securities Sold: 99,990
  Use of proceeds: Inventory, R&D, product line expansion, key personnel hiring, manufacturing automation and equipment
  Date: August 26, 2024

Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $824,124 compared to $1,121,737 in fiscal year 2023.

Revenue increased in 2023 due to product only being fully produced and for sale to customers in 2022 from June on, so there was half of the year where PVpallet was pre-revenue.

Cost of Sales

Cost of Sales for fiscal year 2022 was $651,282 compared to $883,103 in fiscal year 2023.

Much the same as on the revenue side, pre-production before March in 2022 made COGS not as substantial as a full year which occurred in 2023.

Gross Margins

Gross margins for fiscal year 2022 were $170k compared to $225k.

Margins increased year over year due to a full year of sales and some efficiency gains on the production side as we found a new supplier with better pricing.

Expenses

Expenses for fiscal year 2022 were $1,372,492 compared to $1,379,522 in fiscal year 2023.

Increase in OPEX was due to hiring of new team members and increase in R&D spend in preparation of IP filings.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have enterprise level deals with Fortune 1000 companies and we have dialed in OPEX with new budgeting methods as well as found partners for production to increase our profit margins. Past cash was primarily generated through Equity investments and as of June 2022 and beyond, sales of product. Our goal is to move the company into profitability in early 2025. After revising our profitability and pricing matrix in 2024, we expect to move from cash-burning to cash profitable with the change in sales price and moving partners on the supply/COGS side which will make our past cash and operating margins not applicable to current/future state.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available in the form of a line of credit for $1.5m from Connection Bank and $79k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support growth for our enterprise-sized POs and scaling of those strategic accounts to support

growth of production by the solar industry. We also have products in R&D that need to be brought to market as soon as possible in order to meet the evolving product needs of the solar market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 76.4% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $7,500, we anticipate the Company will be able to operate for 8 months with no other funding or expansion of operations. This is based on a current monthly burn rate of $55k for expenses related to OPEX including Sales, Marketing, G&A, R&D, and Warehouse operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $55k for expenses related to OPEX including Sales, Marketing, G&A, R&D, and Warehouse operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series A equity raise.

Indebtedness

- Creditor: Iowa Economic Development Authority (IEDA)
  Amount Owed: $350,000.00
  Interest Rate: 0.0%
  On April 22, 2022, the Company received financial assistance from the Iowa Economic Development Authority (IEDA) amounting to $350,000. The award consisted of a $175,000 loan and a $175,000 forgivable loan. The $175,000 loan carries zero interest rate, with repayment scheduled over sixty (60) monthly payments of $2,917, beginning on the first day of the fourth month following the disbursement of award funds. The final payment amount may vary based on the timing of the payments. As of December 31, 2023 and 2022, the outstanding balances were at $140,000 and $175,000, respectively. The $175,000 forgivable loan has zero interest rate and may be forgiven based on certain conditions. Payments will first be applied to interest, with any remaining balance applied to the principal. In the event of default, the entire unpaid amount will become due immediately at the option of the holder. As of December 31, 2023 and 2022, the outstanding balance remained at $175,000 for both years.

- Creditor: Lee County Economic Development Group
  Amount Owed: $62,018.00
  Interest Rate: 3.5%
  Maturity Date: September 14, 2032
  On July 18, 2022, the Company entered into a $70,000 promissory note agreement with Lee County Economic Development Group, carrying a 3.5% interest rate per annum, with a maturity date of September 14, 2032. The Company is required to make monthly payments amounting to $692 for one hundred twenty (120) months. As of December 31, 2023 and 2022, the outstanding balances were at $62,018 and $568,039, respectively.

- Creditor: Vehicle Loan
  Amount Owed: $44,106.00
  Interest Rate: 0.0%
  On July 18, 2023, the Company purchased a Toyota 8FBE20U model through a note for a total price of $59,250 for operational purposes. The Company is required to make monthly payments of $823 for seventy-two (72) months. As of December 31, 2023, the outstanding balance amounted to $44,106.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $22,499,710.41

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $7,483.09 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,996.78, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  12.0%
  We will use 12% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  55.0%
  We will use 55% of the funds raised to purchase inventory for the Company's products in preparation of expansion for enterprise-sized strategic accounts

- Company Employment
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: additional sales and marketing personnel, product design, and project management. Wages to be commensurate with training, experience and position.

- Working Capital
  7.5%
  We will use 7.5% of the funds for working capital to cover expenses for the expansion of warehouse facilities as well as ongoing day-to-day operations of the Company.

- Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.pvpallet.com (http://www.pvpallet.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pvpallet

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR PVpallet, Inc.

[See attached]



PVPallet, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: PV Pallet, Inc. Management

We have reviewed the accompanying financial statements of PV Pallet, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 and December 31, 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 4, 2024

PV PALLET, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Cash and Cash Equivalents	149,488	442,802
Accounts Receivable – net	252,884	256,371
Prepaid Expenses	8,467	20,903
Inventory	665,176	455,327
Due from Shareholders	-	16
Total Current Assets	1,066,015	1,175,419
Machinery and Equipment, net	1,063,685	996,345
Right-of-Use Asset	22,764	-
Deferred Tax Assets	-	8,000
Total Non-Current Assets	1,086,450	1,004,345
TOTAL ASSETS	**2,152,465**	**2,179,764**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	335,083	338,165
Line of Credit	401,240	186,554
Accrued Expenses	63,953	74,011
Taxes Payable	6,949	-
Lease Liability – Short Term	22,764	-
Deferred Revenue	19,643	-
Notes Payable – Current Portion	588,644	578,744
Total Current Liabilities	1,438,276	1,177,474
Notes Payable – Non-Current Portion	760,832	839,295
Total Long-Term Liabilities	760,832	839,295
TOTAL LIABILITIES	**2,199,107**	**2,016,770**
EQUITY		
Common Stock	35	35
Additional Paid-in Capital – Common Stock	380,870	380,870
Additional Paid-in Capital – Stock Options	297,588	226,157
Preferred Stock Seed 1	14	14
Preferred Stock Seed 2	9	3
Additional Paid in Capital – Preferred Stock	2,768,580	1,910,64
Treasury Stock	(535,029)	(535,029)
Accumulated Deficit	(2,958,710)	(1,819,703)
Total Equity	(46,643)	162,994
TOTAL LIABILITIES AND EQUITY	**2,152,465**	**2,179,764**

PV PALLET, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales Revenue	1,121,737	824,124
Sales Returns and Allowance	(750)	(1,600)
Cost of Goods Sold	(883,103)	(651,282)
Gross Profit	**237,884**	**171,242**
Operating Expenses		
Payroll Expenses	864,008	741,121
Professional Fees	245,624	213,046
Advertising and Marketing	135,123	161,338
General and Administrative	97,349	111,438
Operating Lease Expense	25,200	-
Research and Development	12,218	14,142
Depreciation Expense	-	131,406
Total Operating Expenses	1,379,522	1,372,492
Operating Income (loss)	(1,141,639)	(1,201,249)
Other Income		
Grant Income	90,822	24,908
Other Income	20,299	25,867
Interest Income	-	255
Total Other Income	111,051	51,030
Other Expense		
Interest Expense	102,344	32,319
Total Other Expense	(102,344)	(32,319)
Earnings Before Income Taxes	(1,132,931)	(1,182,538)
Provision for Income Tax Expense/(Benefit)	8,000	-
Net Income (loss)	**(1,140,931)**	**(1,182,538)**

PV PALLET, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC – Common Stock	Preferred Stock Seed 1		Preferred Stock Seed 2		APIC – Preferred Stock	Treasury Stock		APIC – Stock Options	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount		# of Shares	$ Amount	# of Shares	$ Amount		# of Shares	$ Amount			
Beginning Balance at 1/1/22	469,828	47	-	142,857	14	-	-	1,405,664	-	-	26,563	(637,165)	795,123
Issuance of Common Stock	36,123	4	380,870	-	-	-	-	-			-	-	380,874
Issuance of Preferred Stock Seed 2	-	-	-	-	-	33,881	3	504,983			-	-	504,986
APIC – Stock Options	-	-	-	-	-	-	-	-			199,595		199,595
Treasury Stock	(160,000)	(16)	-	-	-	-	-	-	160,000	(535,029)			(535,045)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,182,538)	(1,182,538)
Ending Balance 12/31/2022	**345,951**	**35**	**380,870**	**142,857**	**14**	**33,881**	**3**	**1,910,647**	**160,000**	**(535,029)**	**226,157**	**(1,819,703)**	**162,994**
Issuance of Common Stock	313	0.0313	-	-	-	-	-	-	-	-	-	-	0.0313
Issuance of Preferred Stock Seed 2	-	-	-	-	-	51,379	5	857,934	-	-	-	-	857,939
APIC – Stock Options	-	-	-	-	-	-	-	-	-	-	71,430	-	71,430
Prior Period Error	-	-	-	-	-	-	-	-	-	-	-	1,925	1,925
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,1,40,931)	(1,140,931)
Ending Balance 12/31/2023	**346,264**	**35**	**380,870**	**142,857**	**14**	**85,260**	**9**	**2,768,580**	**160,000**	**(535,029)**	**297,587**	**(2,958,710)**	**(46,643)**

PV PALLET, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,140,931)	(1,182,538)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Error	1,925	-
Depreciation Expense	-	131,406
Bad Debts Expense	2,400	1,133
Accounts Receivable – net	1,087	(257,504)
Prepaid Expense	12,436	(8,159)
Inventory	(199,848)	(455,327)
Due from shareholders	16	8
Deferred Tax Asset	8,000	-
Right-of-Use Asset	(22,764)	-
Accounts Payable	(3,082)	236,440
Line of Credit	214,686	186,554
Accrued Expenses	(10,058)	2,477
Taxes Payable	6,949	-
Lease Liability – Short Term	22,764	-
Deferred Revenue	19,643	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	54,153	(162,973)
Net Cash provided by (used in) Operating Activities	(1,086,778)	(1,345,511)
INVESTING ACTIVITIES		
Fixed Assets – net	(67,341)	(64,343)
Net Cash provided by (used by) Investing Activities	(67,341)	(64,343)
FINANCING ACTIVITIES		
Notes payable	(68,564)	928,039
Accrued interest	-	(14,337)
Common Stock	-	(21)
APIC – Common	-	380,870
APIC – Stock Options	71,430	199,595
Preferred Stock Seed 2	5	3
APIC – Preferred Stock Seed 2	857,934	504,983
Treasury Stock	-	(535,029)
Net Cash provided by (used in) Financing Activities	860,805	1,464,103
Cash at the beginning of period	442,802	388,553
Net Cash increase (decrease) for period	(293,314)	54,249
Cash at end of period	**149,488**	**442,802**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

PV Pallet, Inc ("the Company") was formed in Delaware on November 19th, 2020. The company generates revenue through a mix of product and service offerings for solar industry verticals, designed to eliminate the industry's reliance on single-use packaging by introducing reusable packaging solutions. These offerings include asset tracking and data analytics. The company is headquartered in Montrose, Iowa, with a primary focus on the North American market, particularly the USA, and occasional customers worldwide.

The Company's mission is to reduce waste and streamline the solar supply chain through innovative products like BOS bilk bins and solar module pallets, along with custom packaging consultation services. PVPallet, Inc. is committed to providing sustainable solutions that benefit both the solar industry and the environment.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $149,488 and $442,802 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments from customers are generally made on a net 30 basis, with some special terms available for larger clients.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2023 and 2022, the accounts receivable amounted to $256,084 and $257,171, respectively, with allowance for doubtful accounts amounting to $3200 and $800, respectively.

Inventory

Inventory consisted of raw materials and other components. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 amounted to $655,176 and $455,327, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Custom Mold	5	1,107,512	129,213	-	978,299
Equipment	7	96,795	11,409	-	85,386
Grand Total	-	1,204,307	140,622	-	1,063,685

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through a combination of products and service offerings tailored to the solar industry, designed to reduce reliance on single-use packaging by offering innovative reusable packaging solutions. The majority of sales are conducted on credit terms. For purchasers with poor credit histories, prepayment is then required. Furthermore, international orders must be prepaid prior to actual shipment of products. The Company's primary performance obligation is to deliver the product in new condition to the customer at the agreed-upon price and specified date.

The company deferred revenue of $19,643 for the year ended 2023 related to prepaid packaging with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred. This includes shows, conferences, trade membership, travel, meals and entertainment related to sales and marketing.

General and Administrative

General and administrative expenses consist of bank charges and fees, bad debt expenses, insurance, meals, office supplies, postage and delivery, travel, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

	Total Stock Options	Weighted Average Fair Value
Total Stock Options Outstanding, January 1, 2022	19,500	$0.93
Granted	47,500	$1.65
Exercised	-	-
Forfeited	(1,250)	$25
Total Stock Options Outstanding, December 31, 2022	**65,750**	**1.82**
Granted	53,500	$1.82
Exercised	-	-
Expired	(10,000)	$0.93
Total Stock Options Outstanding, December 31, 2023	**109,250**	**$1.40**

	Nonvested Stock Options	Weighted Average Fair Value
Nonvested Shares, January 1, 2022	14,625	$0.93
Granted	47,500	$1.65
Vested	(8,896)	$0.93
Forfeited	(1,250)	$25
Total Nonvested Shares, December 31, 2022	**51,979**	**1.00**
Granted	53,500	$1.82
Vested	(50,946)	$0.99
Expired	(10,000)	$0.93
Total Nonvested Shares, December 31, 2023	**44,533**	**$1.40**

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On December 1, 2022, the Company entered into a lease agreement with Lee County Economic Development Group for a space located at 2595 280th Avenue, Montrose, Iowa, 52639. The leased premises include 11,000 square feet of warehouse space, a loading dock, one mezzanine office space and a scheduled use of a 350-square foot conference room. The initial term of the lease commenced on December 1, 2022 and expires on

November 30, 2023; however, the actual lease occupancy began in January 2023. The lease is renewable for another term beginning December 1, 2023 ending on November 30, 2024.

	Year Ending 2023
Lease expense	
Operating lease expense	$25,200
Total	$25,200
Other Information	
Operating cash flows from operating leases	$23,100
Weighted-average remaining lease term in years for operating leases	0.92
Weighted-average discount rate for operating leases	3.53%
Maturity Analysis	**Operating**
2024-12	$23,100
Total undiscounted cash flows	$23,100
Less: present value discount	($335.80)
Total lease liabilities	$22,764.20

NOTE 5 – LIABILITIES AND DEBT

Notes Payable - The Company has entered into several note agreements for the purposes of funding operations. As of December 31, 2023 and 2022, the outstanding balance amounted to $1,349,475 and $1,418,039.

- On March 1, 2021, the Company entered into a $490,000 note agreement with Sun Power LLC, carrying a 4.00% interest rate compounded annually, with a maturity date of March 1, 2022. As of December 31, 2023 and 2022, the outstanding balance remained at $490,000 for both years.

- On February 21, 2022, the Company entered into a $500,000 note agreement with Sun Power LLC, carrying a 7.00%, with a maturity date of March 1, 2032. The Company is required to make monthly payments amounting to $5,805 for one hundred twenty (120) months. As of December 31, 2023 and 2022, the outstanding balances were at $428,351 and $500,000, respectively.

- On March 1, 2022, the Company had outstanding payable to Sun Power LLC amounting to $10,000, which was converted to a note payable. As of December 31, 2023 and 2022, the outstanding balances were at $10,000 and $10,000, respectively.

- On April 22, 2022, the Company received financial assistance from the Iowa Economic Development Authority (IEDA) amounting to $350,000. The award consisted of a $175,000 loan and a $175,000 forgivable loan.

  The $175,000 loan carries zero interest rate, with repayment scheduled over sixty (60) monthly payments of $2,917, beginning on the first day of the fourth month following the disbursement of award funds. The final payment amount may vary based on the timing of the payments. As of December 31, 2023 and 2022, the outstanding balances were at $140,000 and $175,000, respectively.

The $175,000 forgivable loan has zero interest rate and may be forgiven based on certain conditions. Payments will first be applied to interest, with any remaining balance applied to the principal. In the event of default, the entire unpaid amount will become due immediately at the option of the holder. As of December 31, 2023 and 2022, the outstanding balance remained at $175,000 for both years.

- On July 18, 2022, the Company entered into a $70,000 promissory note agreement with Lee County Economic Development Group, carrying a 3.5% interest rate per annum, with a maturity date of September 14, 2032. The Company is required to make monthly payments amounting to $692 for one hundred twenty (120) months. As of December 31, 2023 and 2022, the outstanding balances were at $62,018 and $568,039, respectively.

- On July 18, 2023, the Company purchased a Toyota 8FBE20U model through a note for a total price of $59,250 for operational purposes. The Company is required to make monthly payments of $823 for seventy-two (72) months. As of December 31, 2023, the outstanding balance amounted to $44,106.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Notes Payable	1,479,250	0%-7%	2024-2032	588,644	760,832	1,349,475	578,744	839,295	1,418,039
Total				588,644	760,832	1,349,475	578,744	839,295	1,418,039

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$588,644
2025	$94,706
2026	$98,071
2027	$101,671
2028	$68,170.43
Thereafter	$398,213
Total	$1,349,475

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.0001 per share. 346,264 and 345,951 shares were issued and outstanding as of 2023 and 2022.

Voting: The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders. There is no cumulative voting.

The Company has authorized 292,857 of preferred shares with a par value of $0.0001 per share. 142,857 shares of the authorized shares are designated as Series Seed-1 Preferred Stock, 100,000 shares of the authorized are designated as Series Seed-2 Preferred Stock, and 50,000 shares of the authorized are designated as Series Seed-3 Preferred Stock. As of 2023 and 2022, 142,857 shares of Series Seed-1 Preferred Stock were issued and outstanding, respectively, while 85,260 and 33,881 shares of Series Seed-2 Preferred Stock were issued and outstanding, respectively.

Voting: The holders of the Preferred Shares are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by the holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: From and after one year following the date of issuance of any shares of Preferred Stock, dividends at the rates per annum of $0.28 per share of Series Seed-1 Preferred Stock, $0.40 per share of Series Seed-2 Preferred Stock, and $0.64 per share of Series Seed-3 Preferred Stock shall accrue on such shares of Preferred Stock.

Conversion: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price by the applicable conversion price in effect at the time of conversion. The conversion price applicable to the Series Seed-1 Preferred Stock shall initially be equal to $7.00. The conversion price applicable to the Series Seed-2 Preferred Stock shall initially be $10.00. The conversion price applicable to the Series Seed-3 Preferred Stock 3 Preferred Stock shall initially be $16.00

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a deemed liquidation event, out of the consideration payable to stockholders in such deemed liquidation event or the available proceeds, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times the original issue price, plus any accruing dividends accrued but unpaid, whether or not declared, together with any other dividends declared but unpaid thereon.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 4, 2024, the date these financial statements were available to be issued.

In August 2024, the Company agreed with Sun Power LLC to fully settle the total outstanding principal and interest of $907,491 as of August 2024 for a lump sum payment of $250,000, and the notes with Sun Power LLC mentioned in Note 5 above were fully satisfied and written off.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF PVPALLET

Clean Energy's Full Circle Packaging Provider

PVpallet is building a complete reusable packaging ecosystem for the solar industry. Why? Because solar companies are spending billions of dollars every year on packaging—and then throwing it into landfills after just one use. At PVpallet, we're cleaning up the industry with ...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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| OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS | > |

Get Equity
$31.31 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$802,677.04

RAISED ⓘ   INVESTORS
$0   **---**

MIN INVEST ⓘ   VALUATION
$500.96   **$22.5M**

REASONS TO INVEST



MARKET & TRACTION: Since our last raise, we've helped over 130 companies integrate reusable packaging into their operations and generated more than $3.5M in lifetime revenue.

GLOBAL DISTRIBUTION: Our expanded product line provides reusable packaging solutions to the entire solar industry.

 Manufacturers, distributors, EPCs, and installers across the globe have successfully integrated PVpallet products into their operations.

 INDUSTRY GROWTH: 32.4 gigawatts of new capacity were installed in the US in 2023, a 51% increase over 2022. Plus, domestic solar manufacturing is expected to more than double in the next five years .

TEAM




Philip Schwarz • CEO, Co-Founder, President, Board Member, Secretary

Philip leads PVpallet's vision and strategy with a focus on innovation and precision, drawing on his background in mechanical engineering and business. He brings to the team nearly 20 years of experience in renewables, including project development, ...

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Jeff Mitchell • Chief Operating Officer

Jeff manages the business operations at PVpallet, bringing a wealth of expertise to the role. With over 30 years in the packaging and plastics industries, Jeff's extensive experience encompasses plastics manufacturing, reusable packaging, product ...

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Vanessa Benkert • Chief Marketing Officer

Vanessa leads marketing and brand strategy at PVpallet. With nearly 20 years of experience, she has a proven track record of developing and executing marketing initiatives for a range of companies, from small startups to large international ...

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OUR MISSION IS TO
REDUCE WASTE
THROUGH INNOVATIVE, REUSABLE
PACKAGING
SOLUTIONS FOR SOLAR

THE PITCH

Pioneering Sustainable Packaging for Solar Energy

We're a team of solar and packaging enthusiasts who help solar companies become more sustainable (and save time and money in the process). Drawing inspiration from the success of reusable packaging in other industries like automotive and agriculture, we had a vision to create a reusable packaging ecosystem for the solar industry. Our first priority was to address the issues caused by traditional solar panel packaging: damaged solar panels, rotting pallets, loose solar panel storage, safety concerns, and disposal fees. In 2022, we launched our patented PVpallet Series X—a reusable pallet engineered to reduce waste and protect solar panels in transit. That was Phase I of our growth plan.



Phase I
SOLAR PANEL PACKAGING

Phase II
SOLAR EQUIPMENT PACKAGING

Phase III
TRACKING & ANALYTICS

However, the problem with solar packaging goes far beyond solar panels—single-use packaging is used to ship everything that goes into a solar installation, like electrical equipment and racking components. So in Phase II, we expanded our product line to better address the entire solar industry. Our reusable bulk bins, for example, are a great fit for solar electrical components and hardware. We're also working directly with industry-leading manufacturers to create custom packaging that fits their products perfectly.

Finally, in Phase III, we're developing ways to make reusable packaging easier for our customers to adopt—and creating recurring revenue streams in the process. PVloop, our turnkey reverse logistics program, includes environmental analytics, product tracking, cleaning, and refurbishment. And our new packaging rental program makes PVpallet products an option for one-time projects and short-term use.

Manufacturers, distributors, EPCs, and installers across the globe have successfully integrated PVpallet products into their operations—resulting in reduced waste and improved efficiency. With more than 130 customers and over $3.5 million in revenue to date, we have just scratched the surface of the solar industry.



SINCE 2022, WE'VE SOLD TO

130+ CUSTOMERS

AND GENERATED MORE THAN

$3.5 MILLION

IN REVENUE

THE PROBLEM

Single-Use Packaging is Costing the Solar Industry Billions

When it comes to packaging waste, there's both CAPEX and hidden costs like disposal fees and product damages. In 2023, the U.S. solar industry spent an estimated $420 million on packaging CAPEX, and then another $84 million in disposal fees. Scaled globally, that's $5.7 billion in CAPEX and another $1 billion to send 2.6 billion pounds of wood waste to landfills.[1] In addition to packaging waste, we estimate that about 3% of solar panels are damaged in transit. That's about $4 billion in wasted product every year.[2] Single-use packaging also contributes to safety concerns and process inefficiencies. In other words, it's just not sustainable.

We believe that solar companies (and the planet) deserve a better solution.



IN 2023 ALONE,
THE SOLAR INDUSTRY SPENT

$5.7 BILLION

ON PACKAGING CAPEX PLUS

$1 BILLION

TO SEND THE PACKAGING
TO LANDFILLS

[Source](#)

OUR SOLUTION

We're Building a Reusable Packaging Ecosystem for Solar Energy

We're not just selling plastic boxes. We're building a complete reusable packaging ecosystem to help the solar industry clean up its act. We offer an entire line of reusable packaging products and services tailored to solar companies—from solar panel pallets and bulk bins to reverse logistics solutions. The goal? **To transform packaging from a cost center into a source of savings and operational efficiency.**



92% LESS BREAKAGE | **260 HOURS SAVED** | **1/10 CO2 EMISSIONS**

Beyond the CAPEX savings, in which the payback is generally between 2-5 uses, **customers across the globe have reduced waste, improved safety, and overhauled their operations**. And we have the numbers to back it up. Customer case studies show increased safety, efficiency gains, and 92-100% decrease in product breakage[3]. One customer saved 260 hours in just 6 months—an average of one hour per job[4]. And when it comes to sustainability, a third-party Life Cycle Assessment illustrated that our reusable packaging system had as much as 1/10 of the environmental impact compared to single-use packaging[5]. In other words, reusable packaging just makes sense.



BEFORE & AFTER

We've spent the last three years educating the solar industry about the benefits of reusable packaging—and industry gets it. But integrating reusable packaging into an entire supply chain takes time. **That's why we are focusing on ways to make reusable packaging easier to adopt.** Our PVloop program, for example, is a turnkey reverse logistics program and tracking software that includes environmental analytics, product tracking, cleaning, and refurbishment so integrating reusable packaging is seamless. We're also adding a flexible packaging rental program makes that PVpallet products an option for one-time projects and short-term use.



THE MARKET & OUR TRACTION

Steady Traction in the Solar Market

Renewable energy is the future of sustainable power generation. In the last decade alone, solar power has experienced an average annual growth rate of 25%[6]. 32.4 gigawatts of new capacity were installed in the U.S. in 2023, a 51% increase over 2022. Domestic manufacturing is expected to double in the next five years[7]—with more than 50 new domestic manufacturing facilities currently under construction[8]. Based on 2023 installations, we estimate that the domestic solar packaging market is valued at $420 million, putting the global market value at nearly $5.7 billion[9]. That's a lot of wood and cardboard. **By our calculations, the domestic solar market will require more than 92 million single-use pallets over the next decade, with global needs reaching 1 billion pallets.**



$254B — GLOBAL SOLAR MARKET

$5.7B — GLOBAL SOLAR PACKAGING

$420M — DOMESTIC SOLAR PACKAGING

Source

Companies seeking to gain a competitive advantage are differentiating themselves by the quality of their packaging. Since launching product in June 2022, we have generated over $3.5 million in revenue and served over 130 customers worldwide. Our customers, which include large-scale EPCs and industry-leading manufacturers, are not only passionate about sustainable solutions—**they are benefiting from reduced costs and added operational efficiencies.**

WHY INVEST

Help Us Clean Up the Solar Industry



Investing in PVpallet is investing in the future of solar and the planet. The goal of the solar industry is to provide renewable, clean energy for a more sustainable future. Why shouldn't solar's packaging align with its mission? We have established a comprehensive product development plan to sustain our competitive advantage and meet the evolving needs of our expanding market. Our future goals include:

- Broadening our products to include pallets built exclusively for utility and residential solar panels
- Investing in manufacturing automation to lower costs
- Partnering with solar manufacturers and EPCs to develop custom packaging
- Scaling our PVloop program
- Pursuing international expansion

Once we have a solid foothold in the solar industry, we plan to expand to other industries—starting with the broader renewables market.

Will you join us on our journey to make packaging more sustainable? Your investment can help us scale faster, grow our team, and prevent single-use packaging from filling up landfills.

Help green up the solar industry. Invest in PVpallet today!

ABOUT

HEADQUARTERS
2495 280th
Montrose, IA 52639

WEBSITE
View Site ↗

PVpallet is building a complete reusable packaging ecosystem for the solar industry. Why? Because solar companies are spending billions of dollars every year on packaging—and then throwing it into landfills after just one use. At PVpallet, we're cleaning up the industry with innovative, reusable packaging solutions while also saving solar companies time and money.

TERMS
PVpallet

Overview

PRICE PER SHARE
$31.31

VALUATION
$22.5M

DEADLINE ⓘ
Jan. 22, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$7k - $618k

Breakdown

MIN INVESTMENT ⓘ
$500.96

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,996.78

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
239

MAX NUMBER OF SHARES OFFERED
19,738

Maximum Number of Shares Offered subject to adjustment for bonus shares











SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

Loyal past investors and customers, your commitment to sustainability and innovation earns you 30% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Efficiency Innovator: Invest $508+ and receive 5% discount on the next order.

Eco Implementer: Invest $1,000+ and receive 2% bonus shares, 10% discount on the next order.

Solar Steward: Invest $5,000+ and receive 5% bonus shares, 10% discount on the next order.

Renewable Pioneer: Invest $10,000+ and receive 10% bonus shares, 10% discount on the next order, exclusive online Q&A session with the CEO, PVpallet Swag.

Sustainability Leader: Invest $25,000+ and receive 15% bonus shares, 10% discount on the next order, exclusive online Q&A session with the CEO, PVpallet Swag.

Visionary Investor: Invest $50,000+ and receive 20% bonus shares, 10% discount on the next order, social post with name recognition, exclusive online Q&A session with the CEO, PVpallet Swag.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

PVPallet, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $31.31 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $3,131. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the highest single bonus they qualify for, plus the Venture Club bonus and the Loyalty Bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into PVpallet.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

$508
Efficiency Innovator

$1,000
Early Bird 1

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

Invest $508+ and receive 5% discount on the next order.

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

13	15	18	32
Days	Hours	Minutes	Seconds

Select

Select

$1,000

Eco Implementer

Invest $1,000+ and receive 2% bonus shares, 10% discount on the next order.

Select

$5,000

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

13	15	18	32
Days	Hours	Minutes	Seconds

Select

$5,000

Solar Steward

Invest $5,000+ and receive 5% bonus shares, 10% discount on the next order.

Select

$10,000

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

13	15	18	32
Days	Hours	Minutes	Seconds

Select

$10,000

Renewable Pioneer

Invest $10,000+ and receive 10% bonus shares, 10% discount on the next order, exclusive online Q&A session with the CEO, PVpallet Swag.

Select

$20,000

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

13	15	18	32
Days	Hours	Minutes	Seconds

Select

$25,000

Sustainability Leader

Invest $25,000+ and receive 15% bonus shares, 10% discount on the next order, exclusive online

$50,000

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 30% bonus

$50,000

Visionary Investor

Invest $50,000+ and receive 20% bonus shares, 10% discount on the next order, social post with

Q&A session with the CEO, PVpallet Swag.

Select

shares

13 Days 15 Hours 18 Minutes 32 Seconds

Select

name recognition, exclusive online Q&A session with the CEO, PVpallet Swag.

Select

JOIN THE DISCUSSION



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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

PVpallet is building a reusable packaging ecosystem for the solar industry.

Why? Because green isn't always so clean. In fact, solar companies spend billions of dollars on buying and then disposing of single-use packaging —which generates over 2.6 billion pounds of wood waste every year.

You heard that right: Solar panels are shipped on wood pallets that are used once and then tossed into landfills. Not exactly sustainable.

And that's just part of the problem. We estimate that about 3% of solar panels are damaged in transit. That's about $4 billion dollars in wasted product every year!

PVpallet is changing this—we are on a mission to save the planet while also saving companies time and money.

Two years ago, the crowdfunding community supported us with nearly $1M in investments. Those funds were critical to building the foundation of our company and bringing our patented solar panel pallet, Series X, to market.

Since our last raise, we've helped over 130 companies integrate reusable packaging into their operations and generated more than $3 million dollars in revenue. We're proving that the industry is ready for reusable packaging.

PVpallet has transformed our operations—with a 92% reduction in breakage and significant cost savings. To me, this was a no-brainer solution. Adopting the product into our warehouse and installation practices was seamless—and we've been using them now for over two years.

We're not stopping with just solar panel packaging waste. That was just phase 1. In phase 2, we expanded our product line so we can tackle the entire solar industry. Our reusable bulk bins are a great fit for solar electrical components and hardware. We're also working directly with industry-leading manufacturers to create custom packaging that fits their products perfectly.

Finally, in phase 3, we're developing ways to make reusable packaging easier to adopt and creating recurring revenue streams in the process. PVloop, our turnkey reverse logistics program, includes shipping, product cleaning, refurbishing, and tracking. And our new flexible packaging rental program makes PVpallet an option for one-time projects and short-term use.

The solar industry shows no signs of slowing. Domestic solar manufacturing is expected to more than double in the next five years—with more than 50 new manufacturing plants currently under construction. In 2023, 32.4 gigawatts of new capacity were installed in the US, a 51% increase over 2022. That's enough to power almost 5 million homes a year.

With this kind of projected growth, it's clear that now is time for a solar packaging revolution.

Look, we're not just selling plastic boxes. We're building a complete reusable packaging ecosystem to help the solar industry clean up its act. Manufacturers, distributors, EPCs, and installers have successfully integrated PVpallet products into their operations.

And we've only scratched the surface.

With your help, we hope to scale faster, grow our team, and prevent single-use packaging from ending up in landfills.Invest in PVpallet today.One bright idea led to this investment opportunity:

PVpallet's complete reusable packaging ecosystem is helping solve the solar industry's billion-dollar packaging waste problem.

Now is the time to invest: With over 3 million dollars raised, 3 million in revenue and over 130 customer wins, we're really powering up. Learn more at startengine.com/pvpallet

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PVPALLET, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF MAY, A.D. 2021, AT 11:51 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

4197337 8100
SR# 20211924029

Authentication: 203254557
Date: 05-20-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:51 AM 05/20/2021
FILED 11:51 AM 05/20/2021
SR 20211924029 - File Number 4197337

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PVPALLET, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

PVPallet, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is PVPallet, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 19, 2020.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is PVPallet, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center 1209 Orange St., in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 5,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 292,857 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

     1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

     2.   <u>Voting</u>. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

     142,857 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", 100,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**", and 50,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock shall be identical except as provided herein. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. Except as context otherwise requires, references to "Preferred Stock" mean, on a collective basis, the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock.

     1.   <u>Dividends</u>.

     From and after one year following the date of the issuance of any shares of Preferred Stock, dividends at the rates per annum of $0.28 per share of Series Seed-1 Preferred Stock, $0.40 per share of Series Seed-2 Preferred Stock, and $0.64 per share of Series Seed-3 Preferred Stock shall accrue on such shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) (collectively, the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; <u>provided</u>, <u>however</u>, that except as set forth in the following sentence of this <u>Section 1</u> or in <u>Section 2.1</u>, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive,

2

or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, as to the Series Seed-1 Preferred Stock, $7.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock. The "**Original Issue Price**" shall mean, as to the Series Seed-2 Preferred Stock, $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock. "**Original Issue Price**" shall mean, as to the Series Seed-3 Preferred Stock, $16.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2.	Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1	Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times the Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise

3

be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Distribution of Remaining Assets</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation; <u>provided</u>, <u>however</u>, that if the aggregate amount which the holders of Preferred Stock are entitled to receive under Sections 2.1 and 2.2 shall exceed, in the case of the Series Seed-1 Preferred Stock, $21 per share, and in the case of the Series Seed-2 Preferred Stock, $20 per share, and in the case of the Series Seed-3 Preferred Stock, $16 per share (in each case subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Preferred Stock) (the "**Maximum Participation Amount**"), each holder of Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount and (ii) the amount such holder would have received if all shares of Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 2.1 and 2.2 is hereinafter referred to as the "**Liquidation Amount**."

2.3 <u>Deemed Liquidation Events</u>.

2.3.1 <u>Definition</u>. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least two-thirds of the outstanding shares of Preferred Stock (voting as a single class without regard to series of Preferred Stock held) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting

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power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Preferred Directors (as defined herein).

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

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3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors. The holders of record of the shares of the Series Seed-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Seed-1 Director**"), the holders of record of the shares of the Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Seed-2 Director**" and together with the Seed-1 Director, the "**Preferred Directors**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of the applicable shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the applicable holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Series Seed-1 Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Series Seed-1 Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less than 35,714 shares of Series Seed-1

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Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock). The rights of the holders of the Series Seed-2 Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Series Seed-2 Preferred Stock was issued on which there are issued and outstanding less than 25,000 shares of Series Seed-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3   Preferred Stock Protective Provisions. At any time when at least 35,714 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.3   (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4   cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the Preferred Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at

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no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Directors;

          3.3.6   create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

          3.3.7   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of the Preferred Directors; or

          3.3.8   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

          3.3.9   increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

          4.   Optional Conversion.   The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

          4.1   Right to Convert.

          4.1.1   Conversion Ratio.   Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series Seed-1 Preferred Stock shall initially be equal to $7.00. The "**Conversion Price**" applicable to the Series Seed-2 Preferred Stock shall initially be equal to $10.00. The "**Conversion Price**" applicable to the Series Seed-3 Preferred Stock shall initially be equal to $16.00. Such initial Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as

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provided below. All references to a Conversion Price shall mean the applicable Conversion Price as provided herein.

4.1.2 <u>Termination of Conversion Rights</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; <u>provided</u> that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with <u>Section 2.1</u> to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 <u>Mechanics of Conversion</u>.

4.3.1 <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

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4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

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(a) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors, so long as the total number of shares of Common Stock issued or subject to Options hereunder is less than or equal to 114,762 shares of Common Stock;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors;

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(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors.

(b)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for

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the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

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(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon

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exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration.   For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property. Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration

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(as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such

17

event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property

18

deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $35.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred

19

Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

      6.   RESERVED.

      7.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

      8.   Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least two-thirds of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least two-thirds of the shares of such series of Preferred Stock then outstanding.

      9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

      FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

      SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Preferred Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.4 of the Investors' Rights Agreement, dated as of May 19, 2021, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

      SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

      EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated

21

Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

<p style="text-align:center">*   *   *</p>

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 19th day of May, 2021.

By: _____ Luke Phelps, President

Exhibit G - Testing the Waters Materials


PVpallet Investor Update: Q2 2024

Philip Schwarz <pschwarz@pvpallet.com>
Reply-To: pschwarz@pvpallet.com
To: isabella.walter@startengine.com

Thu, Jul 11, 2024 at 10:16 AM

Dear Isabella,

The theme of Q2 was building partnerships. We identified a reseller in Europe, expanded our custom product offerings, and officially announced our collaboration with solar module manufacturer, Heliene. We are continuing to make headway with industry leaders and educate the industry about the benefits of reusable packaging. Below are our Q2 highlights, a few challenges we are actively working to overcome, and our outlook for Q3 2024.

Q2 2024 Highlights

- Completed prototypes of a custom pallet design for Heliene, one of the largest solar manufacturers in North America. Testing will be completed in Q3 with phased implementation expected to begin late Q3/early Q4.
- Unveiled Heliene's custom pallet design at Midwest Solar Expo and on social media. (View Post)
- Featured in an article by Solar Power World called 'Handle with Care' that highlights solar panel breakage issues and how PVpallet is helping to solve them. (Read Article)
- Announced our partnership with IP-Group, a reusable packaging distributor based in Sweden who will distribute Series X and Series XL in Europe. (Press Release)
- Launched our eCommerce site, enabling website visitors to easily purchase off-the-shelf products. (View Site)
- Completed a case study with MSI Mold Builders, showcasing their mold fabrication expertise and the uniqueness of PVpallet Series X. (Read Case Study)
- The Board of Directors approved the launch of our second Crowdfunding campaign, which will enable us to offer investment options to a larger audience. **We plan on sending more details in the coming weeks as we prepare to open the campaign to investors.**

Financial Updates

- $409k in Q2 sales bookings, bringing us to $774k in bookings year to date.
- $2.8M in revenue since product launch, with sales to 126 customers including large-scale EPCs and industry-leading manufacturers.
- Sales continues to target larger volume customers with custom products, off-the-shelf solutions, PVloop services. Target customer groups include EPCs, eBOS distributors, and manufacturers.
- Completed a new financial model to articulate the value and payback period for manufacturers and their customers in anticipation of the Heliene pallet commercial launch.
- Identified a new potential partner in Australia. Conversations will continue in Q3 to determine if our visions align.
- Continued to make headway on our Series A equity raise as well as explore other options through banks, corporate VCs, grants, and crowdfunding. The use of funds is centered around rapid growth initiatives including new product R&D, turnkey reverse logistics scale-up, software and technology development, warehouse automation, and go-to-market execution.

Product Updates

- Trialing prototypes of Heliene's pallet with tiered implementation expected to begin in Q3.
- Completed a comprehensive product roadmap that clearly identifies future product needs by market sector and anticipated volume.
- Continued to develop modifications for Series XL to ensure the products meets customer needs including a cost-sensitive solution for length adjustability and an extended wall for taller modules.
- Collaborating with several utility-scale customers on custom products including a solution for robotic solar installations.
- Continued to build out our PVloop model, a turnkey packaging management system that enables customers to easily transition to reusable packaging. (Learn More)

Challenges

- Continued need to educate the industry about traditional packaging waste and encourage a paradigm shift towards reusable packaging solutions to drive adoption.
- Pushing to stay ahead of competition before they enter the solar market by aggressively expanding our product and services offerings and capturing market share.
- Company growth and market capture is currently limited by a lean team and limited resources.
- With high interest rates, a looming election cycle, and a hardware-heavy business model, capital markets continue to pose a challenge for our company's fundraising efforts. We are planning to pivot to a Crowdfunding campaign that will provide additional near-term capital to assist us in charging forward into the next stage of the company's growth. We will continue to search for subsequent Series A investors that will provide large scale growth capital and can also provide a strategic advantage to PVpallet's plans.

Q3 2024 Goals

- Launch Crowdfunding campaign.
- Successfully scale custom solar panel pallet prototype.
- Continue to grow eCommerce site.
- Scale turnkey reverse logistics and rental programs.
- Grow industry awareness of our new offerings and partnerships at RE+, the largest solar conference in North America.

2024 Annual Goals and YTD Progress

- Reach at least $3.5M in sales. YTD: $774k; $849k in pipeline.
- Product roadmap with implementation plan. YTD: Finalized roadmap in Q2.
- High volume solar panel pallet, Series U, brought to market. YTD: Design and prototype complete, currently testing and defining commercialization plan.
- Enhance Series X/XL to meet market demand. YTD: Exploring wall extension and adjustability options, priced out mold modifications.
- Successful Series A Capital Raise. YTD: Approved by Board to open raise in early Q2, we are planning to pivot to a Crowdfunding campaign in Q2 to broaden investor pool.
- Widespread adoption with three large OEMs. YTD: Letters of intent from two major OEMs.
- Expand warehouse space. YTD: Exploring options–funding dependent.
- Scale PV Logistics (renamed PVloop) program. YTD: Trialing program and building out key assets. Trial program with large OEM is currently operating and scaling successfully, with 400 BOS bins in circulation and implantation into four of their sub-suppliers.
- Push on International Markets. YTD: European partner announced in Q2. Potential distribution partner identified in Australia.

Thank you for continuing to be an integral part of our success as we change the world of solar packaging. I am incredibly proud of our team and how they continue to exhibit our core values and push towards our 2024 goals. We can't wait to see what Q3 brings!

Philip Schwarz, CEO and Co-founder

_____

O: +1.877.787.2663 x 705

M: +1 314.210.4222

E: pschwarz@pvpallet.com

PVpallet, Inc., 2485 280th St, Suite #2, Montrose, IA 52639, United States, 877-787-2663

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